

Mail Stop 3720

October 16, 2009

Daniel W. Rumsey
Chief Executive Officer and Chief Financial Officer
Azzurra Holding Corporation
6080 Centre Drive, Suite 600
Los Angeles, CA 90045

> **Re: Azzurra Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 13, 2009**
> **File No. 0-25356**

Dear Mr. Rumsey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A(T). Controls and Procedures, page 8

1. Please amend your Form 10-K to disclose management's conclusion on the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the fiscal year. See Item 307 of Regulation S-K.

2. Please also amend your Form 10-K to clearly state, if true, that management concluded that your internal control over financial reporting was not effective as of December 31, 2008. See Item 308T(a)(3) of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

3. The certifications provided by Mr. Rumsey and filed as exhibits 31.1 and 31.2 omit the introductory language in paragraph four that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. They also omit the language required to be included in paragraph four (b) regarding the design of internal control over financial reporting. Please amend your Form 10-K to provide certifications exactly as set forth in Regulation S-K Item 601(b)(31).

<u>Forms 10-Q for the period ended March 31, 2009 and the period ended June 30, 2009</u>

<u>Item 4. Controls and Procedures</u>

4. Please also amend each Form 10-Q to disclose management's conclusion on the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the relevant fiscal period. See Item 307 of Regulation S-K.

<u>Exhibit 31</u>

5. We not that the certification provided by Mr. Rumsey and filed as exhibit 31 to each Form 10-Q references "the small business issuer" instead of referencing "the registrant." We also note that paragraph one of the certifications refers to the "quarterly report" instead of referencing the "report." In future filings, please provide certifications exactly as set forth in Regulation S-K Item 601(b)(31).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or Robert Bartelmes at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director